Exhibit 99.1

Press Release

Sanofi reaches agreement with the US government to lower medicine costs while strengthening innovation

•	Agreement delivers on President Trump’s four requests, establishing a framework for lower prices for patients in the US and a tariff-free accord for Sanofi
•	Showcases commitment to US manufacturing, innovation, and economic growth

Paris, December 19, 2025. Sanofi today announced an agreement with President Donald J. Trump’s Administration to help ensure American patients have access to more affordable medicines while also supporting the role of the US in biopharmaceutical manufacturing and innovation. With this agreement, Sanofi confirms its growth strategy to take the lead through breakthrough science and by striving to be a driver of progress and positive impact for the people and communities it serves.

The voluntary, confidential agreement reached with President Trump and members of his Administration meets all four requests outlined in the President’s July 31, 2025, letter while establishing a sustainable framework for continued US leadership in scientific research and development.

This agreement will ensure state Medicaid programs can access certain Sanofi medicines at the same prices available to other high-income nations. This will reduce prices by an average of 61 percent for certain medicines that treat diabetes, cardiovascular and neurological conditions and cancer. Sanofi also will offer consumers access to lower-cost medicines through TrumpRx.gov and other direct-to-patient platforms at an average savings of nearly 70 percent on certain medicines to treat infections and cardiovascular and diabetic conditions.

“By working constructively with the Administration, we are moving forward with a plan that lowers medicine prices for Americans now and strengthens the vital role of the US in delivering breakthroughs into the future,” said Paul Hudson, Chief Executive Officer of Sanofi. “These sweeping changes to the US pharmaceutical landscape amplify the critical and urgent need for advanced economies to recognize the value of innovation and invest boldly in the future. At Sanofi, we are resolute in our mission to partner with governments worldwide to ensure innovative medicines receive the recognition they deserve, and are accessible to patients, because science and lives depend on it.”

Under the agreement, Sanofi will:

•	take steps to align the Medicaid price of several wholly owned marketed medicines with those in other high-income countries;
•	offer patients direct access to certain medicines including insulins at substantial discounts through TrumpRx.gov and other direct-to-patient platforms, including Sanofi’s affordability program;
•	implement a more balanced approach on pricing in other high-income economies; and
•	build on the company’s already-announced $20 billion planned investment, including upgrading existing manufacturing facilities, building new supply capacity, and expanding manufacturing partnerships.

The agreement provides a three-year period free from Section 232 tariffs on products imported by Sanofi.

The specific terms of the agreement are not being disclosed. The agreement does not impact Sanofi’s Take the Lead growth strategy or financial outlook during the three-year period of the agreement.

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Sanofi operates across more than 15 sites in the US, with flagship locations in Massachusetts and New Jersey. With manufacturing and supply, research and development facilities, and additional strategic sites, Sanofi employs over 13,000 people in the US, including more than 2,200 research scientists and staff at six R&D campuses and more than 4,000 highly trained workers in manufacturing and supply facilities.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li@sanofi.com

Sanofi forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include, among others, statements about Sanofi’s voluntary agreement with the US government designed to lower drug costs for patients in the US patients, including Sanofi products through direct-to-patient platforms, Sanofi’s investments to expand US-based manufacturing, and statements about the potential benefits, tariff impacts and anticipated impacts on prescription medicine pricing for US patients and Sanofi’s ability to deliver breakthroughs and innovative medicines.. Forward-looking statements are generally identified by the words “expects”, “seeks”, “targets”, “goal”, “anticipates”, “believes”, “intends”, “could”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, uncertainties regarding the impacts of Sanofi’s voluntary agreement with the US government on Sanofi’s business, operations and financial condition and results, risks related to the ability to realize the anticipated benefits of the voluntary agreement with the US government, including the anticipated pricing benefits for patients in the United States, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, , Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. All Sanofi trademarks mentioned in this document are protected.

All trademarks mentioned in this press release are the property of the Sanofi group.

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